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              SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549



                         SCHEDULE 13G
           Under the Securities Exchange Act of 1934

                    (Amendment No. _____)*



                   Whittaker Corporation
                       (Name of Issuer)



                        Common Stock
                (Title of Class of Securities)



                           966680407
                        (CUSIP Number)




     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 966680407
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marcus Schloss & Co., Inc.
          TP #13-5676531
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [  ]
- ------------------------------------------------------------
 3.  SEC USE ONLY


- ------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- ------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF         254,800*
    SHARES     ----------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          None
    EACH       ----------------------------------------
 REPORTING     7.   SOLE DISPOSITIVE POWER
   PERSON           254,800*
    WITH       ----------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    None
- ------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    254,800*
- ------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    3.0%
- ------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                    BD
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 966680407
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Douglas Schloss
          SS ####-##-####
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [  ]
- ------------------------------------------------------------
 3.  SEC USE ONLY


- ------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- ------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF         254,800*
    SHARES     ----------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          None
    EACH       ----------------------------------------
 REPORTING     7.   SOLE DISPOSITIVE POWER
   PERSON           254,800*
    WITH       ----------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    None
- ------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    254,800*
- ------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    3.0%
- ------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                    IN
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 966680407
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard Perry Schloss
          SS ####-##-####
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [  ]
- ------------------------------------------------------------
 3.  SEC USE ONLY


- ------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- ------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF         254,800*
    SHARES     ----------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          None
    EACH       ----------------------------------------
 REPORTING     7.   SOLE DISPOSITIVE POWER
   PERSON           254,800*
    WITH       ----------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    None
- ------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    254,800*
- ------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    3.0%
- ------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

                    IN
- ------------------------------------------------------------

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*    Marcus Schloss & Co., Inc. is the record owner of the
     254,800 shares of Whittaker Corporation referenced herein. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss & Co., Inc. and thus each of Douglas Schloss, Richard P. Schloss and Marcus Schloss & Co., Inc. may be considered to have beneficial ownership of, and voting and dispositive power over, such 254,800 shares.

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Item 1(a).  Name of Issuer

            Whittaker Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices

            10880 Wilshire Boulevard
            Los Angeles, California  90024

Item 2(a).  Names of Persons Filing

            Marcus Schloss & Co., Inc. ("Marcus Schloss"),
Douglas Schloss and Richard P. Schloss.  Each of Douglas
Schloss and Richard P. Schloss may be deemed to control Marcus
Schloss.

Item 2(b).  Address of Principal Business Office

            One Whitehall Street
            New York, New York  10004

Item 2(c).  Citizenship

            Marcus Schloss is a New York corporation.  Douglas
Schloss and Richard P. Schloss are both United States citizens.

Item 2(d).  Title of Class of Securities

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number

            966680407

Item 3.     If this statement is filed pursuant to
            Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [X]  Broker or Dealer registered under Section
                    15 of the Act+

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the
                    Act

          (c)  [ ]  Insurance Company as defined in
                    Section 3(a)(19) of the Act

          (d)  [ ]  Investment Company registered under
                    Section 8 of the Investment Company Act

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          (e)  [ ]  Investment Adviser registered under
                    Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see 240.13d-
                    1(b)(1)(ii)(F)

          (g)  [ ]  Parent Holding Company, in accordance with
                    240.13d-1(b)(ii)(G)

          (h)  [ ]  Group, in accordance with 240.13d-
                    1(b)(1)(ii)(H)

          +    Marcus Schloss only.  Douglas Schloss and
               Richard P. Schloss are individuals.

Item 4.  Ownership

          Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

          On November 22, 1989, Marcus Schloss filed a
Statement on Schedule 13D in respect of the Common Stock, par value $.01 per share (the "Shares"), of Whittaker Corporation. Marcus Schloss subsequently filed Amendment Nos. 1 through 6 to the Schedule 13D. In Amendment No. 6, filed jointly on January 4, 1994 by Marcus Schloss and by Douglas Schloss and Richard P. Schloss, as control persons thereof, Marcus Schloss reported that it no longer held the Shares in connection with arbitrage activities and that, in consequence, any future filings by it in respect of the Shares would be made on
Schedule 13G rather than Schedule 13D. At December 31, 1994, and on the date hereof, Marcus Schloss beneficially owned less than 5.0% of the outstanding Shares. Accordingly, this
Schedule 13G is being filed solely for the purpose of disclosing that Marcus Schloss has ceased to have beneficial ownership of more than 5.0% of the Shares.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable.

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Item 7.   Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company

          Not applicable.

Item 8. Identification and Classification of Members of the Group

          Not applicable.

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


DISCLAIMER

          Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Schedule 13G shall not be construed as an admission that he is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein.


                          SIGNATURES


          After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that

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the information set forth in this statement is true, complete and correct.

Date:  February 13, 1995


                                  MARCUS SCHLOSS & CO., INC.



                                By: /s/ Douglas Schloss
                                        Douglas Schloss
                                        Chairman



                                  DOUGLAS SCHLOSS


                                    /s/ Douglas Schloss
                                        Douglas Schloss



                                  RICHARD P. SCHLOSS


                                    /s/ Richard P. Schloss
                                        Richard P. Schloss

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                         EXHIBIT INDEX


                                                     Page

Exhibit A           Joint Filing Agreement            11

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                           Exhibit A

                    JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the

Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto)

with respect to the Common Stock of Whittaker Corporation, and that this Agreement be included as an Exhibit to such joint

filing.  This Agreement may be executed in any number of

counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute

this Agreement this 13th day of February, 1995.




                              /s/ Douglas Schloss
                              Douglas Schloss



                              /s/ Richard P. Schloss
                              Richard P. Schloss


                              MARCUS SCHLOSS & CO., INC.



                              By: /s/ Douglas Schloss
                                  Douglas Schloss
                                  Chairman